Mail Stop 3561

July 13, 2006

<u>Via Fax & U.S. Mail</u>

Ms. Kristina M. Leslie
  Chief Financial Officer
DREAMWORKS ANIMATION SKG, INC.
1000 Flower Street
Glendale, California 91201

> **Re: DreamWorks Animation SKG, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 10, 2006**
> **File No. 1-32337**

Dear Ms. Leslie:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

FORM 10-K (Fiscal Year December 31, 2005)

Selected Financial Data, page 44

1. Please delete the "audited" designation from the tabular heading as none of the data is considered to be audited and it is not specifically referenced in the auditor's report. In addition, disclose and clearly label the amount of historical basic and diluted earnings per share for periods subsequent to the Separation.

Management's Discussion and Analysis

Year Ended December 31, 2005, Compared to Year Ended December 31, 2004, page 52

2. Please describe and, if applicable, quantify the individually significant changes in circumstances that occurred in the third and the fourth quarters of fiscal 2005 causing you to assess whether the fair value of the film "Wallace & Gromit" was less than its unamortized film costs. Tell us how the individual assumptions utilized in each of these assessments changed in each quarter, leading to each of the two write-downs. For example, if a discounted cash flow approach was used to estimate fair value, tell us (and illustrate) how revenues and costs were impacted in each market and explain the exact nature of and reasons for each significant change in your specific estimates and assumptions. We may have further comments upon review of your response.

3. Refer to the final sentence of the first paragraph on page 54. Where evidence of the possible need for a write-down of unamortized film costs occurs after the balance sheet date but before issuance of the financial statements, paragraph 48 of SOP 00-2 states that a rebuttable presumption exists that the conditions leading to the write-off existed at the date of the most recent balance sheet. However, this presumption may be overcome if it can be demonstrated that the conditions leading to the write-down did not exist at the balance sheet date. Please supplementally describe the conditions leading to these write-downs and support your conclusion that the write-offs should be reflected in the operating results of the prior periods.

4. Supplementally identify and describe the specific events and circumstances that caused you to reduce your individual estimates of forecasted worldwide entertainment ultimate revenues for Shark Tale and for Shrek 2. Quantify the approximate impact of each individually significant event or factor that influenced your estimate. That is, tell us how the amount and timing of forecasted revenues changed and describe and quantify the impact of these changes on your amortization ratios and the profitability rates for each film. If either customer returns or the granting of price concessions were significant factors leading to the reduction of your estimates, discuss the consideration given to whether you are able to reasonably estimate the amount of future returns and/or the effects of future price changes. Refer to paragraphs 24 and 25 of SOP 00-2 in framing your response. We may have further comments.

5.   See the discussion under "interest income (expense)." Consider expanding the disclosure to discuss the gross amount of interest income and expense.

6.   See your discussion of "increase in income tax benefit payable to stockholder" and the discussion under 'Critical Accounting Policies- Provision for Income Taxes.' Based on the disclosures provided, supplementally explain to us how you determined the $17.3 million in net tax benefits to be reflected as a reduction in the provision for income taxes for fiscal 2005. In addition, provide for us a reconciliation of the fiscal year 2005 activity of the balance sheet line item 'payable to stockholder.' Finally, please illustrate your computation of the $12.468 million in net tax benefits realized in fiscal 2004 as stated on page 74.

Financial Statements

Note 4. Film Inventories, page 90

7.   You state that you lowered your estimate of ultimate revenues significantly for certain of your films in response to your assessment of the home entertainment market. We assume that you are referring to the reduction of the forecasted worldwide home entertainment revenues of both Shark Tale and Shrek 2, as described on page 54 of your Form 10-K. If our assumption is not correct, please advise and provide us with a detailed description of the facts and circumstances to which you refer in this footnote.

Note 11. Valuation and Qualifying Accounts and Reserves, page 101

8.   You state, on page 83, that you may make adjustments to the information provided by your distributor based upon your estimates and judgments. For example, your estimates of return reserves may differ from those of the distributor. We assume that these differences are recorded as a reserve against the related receivable from that distributor. If our understanding is correct, please provide us with a schedule of activity for that reserve account in each of the periods presented. Quantify and explain the nature of and reasons for any individually significant components of those adjustments. Alternatively, please explain how our understanding of your methodology is not correct.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief